UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
 Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed incorporated by reference into The Bank of N.T. Butterfield & Son Limited’s registration statement on Form F-3 (File No. 333-224329) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2020	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Shaun Morris
	Name:	Shaun Morris
	Title:	General Counsel and Group Chief Legal Officer

EXHIBIT INDEX

Exhibit	Description

4.1
Second Supplemental Indenture, between The Bank of N.T. Butterfield & Son Limited and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of June 11, 2020, to Subordinated Debt Securities Indenture, dated as of May 24, 2018.

4.2	Form of Global Note for the 5.250% Fixed to Floating Rate Subordinated Notes due 2030 (included in Exhibit 4.1 hereof).

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel for The Bank of N.T. Butterfield & Son Limited.

5.2	Opinion of Conyers Dill & Pearman Limited, Bermuda counsel for The Bank of N.T. Butterfield & Son Limited.

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1 above).

23.2	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.2 above).